EXHIBIT 99.(a)(5)(B)

EA Action dated March 4, 2003

From John Riccitiello:

Later this morning we will be announcing that we are consolidating EA.com back into the EA core business and renaming EA.com, “EA Online Publishing.”

As expected, online capabilities are quickly becoming a component of nearly every game we make from our PC games to our PSWs to our EA Sports and EA Games console games. We are certainly seeing a strong online emphasis today from our console hardware partners. Because of our investment in EA.com, we are well positioned for future online expansion, building on our online technology, marketing and CRM expertise, studio product offerings, the AOL partnership, and the experience that we have acquired over the past three years. The foundation we have established is now better leveraged with more integration of our online activities into our core studio and publishing activities.

With this consolidation, the organization will be led as follows:

Erick Hachenburg will continue to lead the group (EA Online Publishing) and will continue to report to me. His team will continue to publish the web games (Pogo) business and Ultima Online as well as manage the EA/AOL site and online technology, CRM and subscription marketing groups. Joining the Online Publishing portfolio next month will be the Earth & Beyond franchise. Many of the team members from Las Vegas have been offered positions here at Redwood Shores and we are going through the relocation transition of the team now.

We will also be collapsing the Class B Tracking Stock. With the public markets and our performance with EA.com, it became more than unlikely that we would ever have the opportunity to go public with the Class B stock. As a senior leadership team, we have decided to offer those who hold Class B options the right to receive a cash payment in exchange for cancellation of the Class B options. We have established a one-time Class B repurchase program whereby we will provide you the opportunity to have EA repurchase your outstanding (vested & unvested) Class B options at $0.50 (fifty cents) per option. You will be receiving a separate communication on the Class B option purchase within the next two weeks.

I am attaching the press release that will go out later this morning. You will also see in the release that with the consolidation of the online efforts we will be taking a write-off of $55M-$75M this quarter.

I speak on behalf of the entire EA leadership team when I say thank you for all the hard work, belief and commitment that you have shown and continue to show for our online team and efforts. The work we have done and your continuing dedication will help prepare us for a great EA future.

Thanks.

This communication is neither an offer to buy nor the solicitation of an offer to sell Class B options of Electronic Arts Inc. The solicitation and the offer for the Class B options will only be made pursuant to an offer to purchase and related materials that will be sent to holders holders of Class B options on March 14, 2003, or as soon thereafter as practicable. Option holders should read these materials carefully because they will contain important information, including various terms and conditions of the offer. Option holders will be able to obtain the offer to purchase and other filed documents free at the U.S. Securities and Exchange Commission’s website at www.sec.gov <http://www.sec.gov>. The offer to purchase, letter of transmittal and other supporting documents, as well copies of documents referred to in the offer to purchase, may also be obtained free of charge from the Company as provided in the offer to purchase.